Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

June 29, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Pharma Majors Collaborate for Clinical Trial of Investigational Oral Anti-Viral Drug Molnupiravir for COVID-19.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd

Pharma Majors Collaborate for Clinical Trial of Investigational Oral Anti-Viral Drug Molnupiravir for COVID-19

Cipla, Dr. Reddy’s, Emcure, Sun Pharma and Torrent to collaborate for clinical trial of investigational anti-viral drug Molnupiravir for COVID-19

India. June 29, 2021 - Cipla Limited (BSE: 500087; NSE: CIPLA EQ, referred to as “Cipla”), Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”), Emcure Pharmaceuticals Limited (hereafter referred to as “Emcure”), Sun Pharmaceutical Industries Limited (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715, “Sun Pharma” and includes its subsidiaries and/or associate companies), and Torrent Pharmaceuticals Limited (“Torrent”, BSE: 500420, NSE: TORNTPHARM), announced today that the five companies will collaborate for the clinical trial of the investigational oral anti-viral drug Molnupiravir for the treatment of mild COVID-19 in an outpatient setting in India.

Between March and April this year, these five pharma companies had individually entered into a non-exclusive voluntary licensing agreement with Merck Sharpe Dohme (MSD) to manufacture and supply Molnupiravir to India and over 100 low and middle-income countries (LMICs).

The five pharma companies have entered into a collaboration agreement, wherein the parties will jointly sponsor, supervise and monitor the clinical trial in India. As per the directive of the Subject Expert Committee (SEC) of the Central Drugs Standard Control Organization, Dr. Reddy’s will conduct the clinical trial using its product, and the other four pharma companies will be required to demonstrate equivalence of their product to the product used by Dr. Reddy’s in its clinical trial.

Following the clinical trial protocol approval given by the Drugs Controller General of India, the clinical trial will be conducted for the treatment of mild COVID-19 in an outpatient setting. It is expected to take place between June and September this year across India with the recruitment of 1,200 patients. Such collaboration for a clinical trial is a first of its kind within the Indian pharma industry, and will aim to investigate yet another line of treatment in the collective fight against the COVID-19 pandemic. On successful completion of the clinical trial, each company will independently approach the regulatory authorities for approval to manufacture and supply Molnupiravir for the treatment of COVID-19 in India.

Molnupiravir is an oral anti-viral that inhibits the replication of multiple RNA viruses including SARS-CoV-2. It is presently being studied by MSD, through a collaboration with Ridgeback Biotherapeutics, in a Phase III trial for the treatment of non-hospitalized patients with confirmed COVID-19 globally.

About Cipla Limited: Established in 1935, Cipla is a global pharmaceutical company focused on agile and sustainable growth, complex generics, and deepening portfolio in our home markets of India, South Africa, North America, and key regulated and emerging markets. Our strengths in the respiratory, anti-retroviral, urology, cardiology, anti-infective and CNS segments are well-known. Our 46 manufacturing sites around the world produce 50+ dosage forms and 1,500+ products using cutting-edge technology platforms to cater to our 80+ markets. Cipla is ranked 3rd largest in pharma in India (IQVIA MAT April’ 21), 3rd largest in the pharma private market in South Africa (IQVIA MAT April 21), and is among the most dispensed generic players in the U.S. For over eight decades, making a difference to patients has inspired every aspect of Cipla’s work. Our paradigm-changing offer of a triple anti-retroviral therapy in HIV/AIDS at less than a dollar a day in Africa in 2001 is widely acknowledged as having contributed to bringing inclusiveness, accessibility and affordability to the centre of the HIV movement. A responsible corporate citizen, Cipla’s humanitarian approach to healthcare in pursuit of its purpose of ‘Caring for Life’ and deep-rooted community links wherever it is present make it a partner of choice to global health bodies, peers and all stakeholders. For more, please visit www.cipla.com, or click on Twitter, Facebook, LinkedIn.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Emcure Pharmaceuticals: Established in 1981, Emcure Pharmaceuticals Ltd. (EPL) is one of India’s leading pharmaceutical player headquartered in Pune with a global presence. Driven by technology and innovation, the company’s mission has been to develop and deliver Effective Medicines to Cure patients, enabling them to lead healthier lives. Emcure develops and sells a wide range of branded and generic formulations, API and biotechnology products in over 70 markets. Emcure is ranked as the12th largest pharma company in India (AIOCD-AWACS MAT Mar ’21) and the largest Indian pharma company in Canada. Emcure is a market leader in cardiac, gynaecology, blood-related, anti-infective and HIV antiviral therapy areas. Emcure is also developing India’s first mRNA vaccine for the novel coronavirus using its in-house developed mRNA platform. To know more about Emcure, please visit: https://www.emcure.com

About Sun Pharmaceutical Industries Limited (CIN - L24230GJ1993PLC019050): Sun Pharma is the world's fourth largest specialty generic pharmaceutical company and India's top pharmaceutical company. A vertically integrated business and a skilled team enables it to deliver high-quality products, trusted by customers and patients in over 100 countries across the world, at affordable prices. Its global presence is supported by manufacturing facilities spread across 6 continents and approved by multiple regulatory agencies, coupled with a multi-cultural workforce comprising over 50 nationalities. Sun Pharma fosters excellence through innovation supported by strong R&D capabilities across multiple R&D centers, with investments of approximately 6-7% of annual revenues in R&D. For further information, please visit www.sunpharma.com & follow us on Twitter @SunPharma_Live.

About Torrent Pharma: Torrent Pharma, with annual revenues of more than Rs 8,000 crores, is the flagship Company of the Torrent Group, with group revenues of Rs 21,500 crores. It is ranked 8th in the Indian Pharmaceuticals Market and is amongst the Top 5 in the therapeutics segments of Cardiovascular (CV), Central Nervous System (CNS), and Vitamins Minerals Nutritionals (VMN). It is a specialty-focused company with 76% of its revenue in India from chronic & sub-chronic therapies. It has presence in 40 countries and is ranked No. 1 amongst the Indian pharma Companies in Brazil, Germany and Philippines. Torrent has 8 manufacturing facilities (7 in India & 1 in US), of which 5 are USFDA approved. With R&D as the backbone for its growth in domestic & overseas market, it has invested significantly in R&D capabilities with state-of-the-art R&D infrastructure employing around 700+ scientists. Please visit www.torrentpharma.com for more information.

For Further Information, please contact:

CIPLA:

Corporate Communications Heena Kanal Email: CorpComm@cipla.com	Investor Relations Naveen Bansal Email: Investor.Relations@cipla.com

DR. REDDY’s:

Corporate Communications Usha Iyer Email: ushaiyer@drreddys.com	Investor Relations Amit Agarwal E-Mail: amita@drreddys.com

EMCURE:

Corporate Communications

Piyush Nahar

Email: Piyush.nahar@emcure.co.in

SUN PHARMA:

Corporate Communications Gaurav Chugh Email: Gaurav.chugh@sunpharma.com	Investor Relations Nimish Desai Email: nimish.desai@sunpharma.com

TORRENT:

Corporate Communications

Jayesh Desai

Tel: +91 9824501396